As filed with the Securities and Exchange Commission on October 16, 2017

Investment Company Act File No. 811-22727

United States
Securities and Exchange Commission
 Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

The Cushing® MLP Infrastructure Fund I
(Name of Issuer)

The Cushing® MLP Infrastructure Fund I
(Name of Person Filing Statement)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jerry V. Swank
Cushing® Asset Management, LP
8117 Preston Road, Suite 440
 Dallas, Texas 75225
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee
N/A (a)	N/A (a)

(a)
The Cushing® MLP Infrastructure Fund I (the “Fund”) is a feeder fund that invests substantially all of its investable assets in The Cushing® MLP Infrastructure Master Fund (the “Master Fund”).  The Master Fund has conducted a concurrent tender offer, pursuant to which the Master Fund paid registration fees on all of its shares it offers to repurchase, including shares repurchased from the Fund. Pursuant to no-action relief granted by the Staff of the Securities and Exchange

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Filing Party: The Cushing® MLP Infrastructure Fund I
Form or Registration No.: SC-TO-I
Date Filed: July 17, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) of The Cushing® MLP Infrastructure Fund I (the “Fund”) relating to an offer to purchase (the "Offer") up to 40% of common units of beneficial interest ("Common Units") in the Fund pursuant to tenders by holders of Common Units of the Fund ("Unitholders") on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(i), originally filed with the Securities and Exchange Commission on July 17, 2017, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The following information is furnished pursuant to Rule 13e-4(c)(4):

The Offer terminated at 5:00 p.m., Central time, on August 15, 2017 (the "Expiration Date").

Pursuant to the Offer, 1,438.43956 Common Units were tendered and accepted by the Fund.

Payment of the repurchase price was made in the form of a Repurchase Instrument issued on or about August 16, 2017 to each Unitholder whose tendered Common Units were accepted for repurchase by the Fund.

The Valuation Date for the Repurchase Instrument was September 29, 2017.

On or about October 13, 2017 the Fund paid Unitholders whose tendered Common Units were accepted for repurchase by the Fund $1,042,826.11 collectively, representing the cumulative amount payable under the Repurchase Instruments.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CUSHING® MLP INFRASTRUCTURE FUND I

By:
Name:  Jerry V. Swank
Title:    Trustee, Chairman and Chief Executive
             Officer

October 16, 2017